CREDIT SUISSE COMMODITY STRATEGY FUNDS

One Madison Avenue

New York, New York 10010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Form 485APOS Filing for
Credit Suisse Commodity Strategy Funds (the “Registrant”)
Registration File Nos. 333-116212 and 811-21589

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Registrant’s Registration Statement on Form N-1A:

Post-Effective Amendment No.	Filing Date	EDGAR Submission Type	Accession Number
27	January 20, 2017	485APOS	0001104659-17-003270
30	March 20, 2017	485BXT	0001104659-17-017977
31	April 19, 2017	485BXT	0001104659-17-024538
32	May 18, 2017	485BXT	0001104659-17-033752
33	June 15, 2017	485BXT	0001104659-17-039527
34	July 13, 2017	485BXT	0001104659-17-044781
35	August 10, 2017	485BXT	0001104659-17-050974
36	September 7, 2017	485BXT	0001104659-17-056002
37	October 5, 2017	485BXT	0001104659-17-061060
38	November 2, 2017	485BXT	0001104659-17-065571
39	November 30, 2017	485BXT	0001104659-17-071070
40	December 28, 2017	485BXT	0001104659-17-075338
41	January 25, 2018	485BXT	0001104659-18-003979
42	February 22, 2018	485BXT	0001104659-18-011299
45	March 22, 2018	485BXT	0001104659-18-019476

The Registrant is making this application for withdrawal because it has determined not to proceed with the registration of Class T shares at this time.  No Class T shares have been issued or sold, or will be issued or sold, in connection with the Amendments.

The Registrant respectfully submits that withdrawal of the Amendments is consistent with the public interest and the protection of investors.  If you have any question or comments or if you require further information please contact me at (212) 325-7349.

Very truly yours,

/s/Karen Regan
Karen Regan
Secretary